Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

<u>Order Types</u>

The ATS accepts firm orders (including "Firm-Up Orders," as defined below) and Conditional Orders (as defined below) (collectively, "Trading Interest"). Except as noted below, all order types and instructions discussed below (e.g., pricing conditions, permitted reference prices etc.) are available to Conditional Orders and firm orders

(including Firm-Up Orders).

The ATS accepts limit and pegged orders. The ATS does not accept market orders. Pegged orders may include the following reference prices: (i) primary (*i.e.*, NBB for buy orders, NBO for sell orders); (ii) market (*i.e.*, NBO for buy orders, NBB for sell orders); and (iii) midpoint of the NBBO. The ATS also accepts "PegBest" orders, which, as further discussed below, are pegged to the Combined NBBO (defined below) with +$0.01 offset. Only PegBest orders may be pegged to the Combined NBBO. Pegged orders may include an ultimate limit price, although PegBest orders and orders pegged to the midpoint of the NBBO must include an ultimate limit price. Primary pegged orders may include dollar offset instructions expressed in penny increments (*e.g.*, pegged primary plus $0.01). Market pegged orders may include dollar offset instructions expressed in penny increments (*e.g.*, pegged market minus $0.01). Orders pegged to the midpoint of the NBBO may include dollar offset instructions ("Midpoint Offsets"), further discussed below. When used herein, a "positive" (+) offset refers to a more aggressive price, while a "negative" (-) offset refers to a less aggressive price. For instance, where the NBBO is $20.00 x $20.05, a primary pegged buy order with a positive (+) $0.01 offset will have an effective limit price of $20.01, while a primary pegged *sell* order with a positive (+) $0.01 offset will have an effective limit price of $20.04). Pegged orders are ranked based on their effective limit price. At no time will a peg instruction, including any offset instruction, violate an order's ultimate limit price.

Midpoint Offset instructions must include two values, one value that will be applied when the NBBO spread is an even value (e.g., where the NBBO is $20.00 x $20.10) (the "Even Spread Offset") and a second value that will be applied when the NBBO spread is an odd value (e.g., where the NBBO is $20.00 x $20.05) (the "Odd Spread Offset"). Even Spread Offsets must be expressed in full penny increments. Odd Spread Offsets must be expressed in a half penny increment, not a whole penny increment (that is, $0.005, $0.015, $0.025, etc.). Midpoint Offset instructions may be expressed as positive or negative offsets. An order's Even and Odd Spread Offset instructions must be sequential (that is, an order with an Even Spread Offset of +$0.01 must include Odd Spread Offset instructions of either +$0.005 or +$0.015; no other Odd Spread Offset instructions will be accepted). Midpoint Offset instructions will not cause an order's effective limit price to be marketable relative to the prevailing NBBO. Where a Midpoint Offset instruction would cause an order to be marketable relative to the prevailing NBBO (e.g., for buy orders, equal to or greater than the NBO), the ATS will treat the order's effective limit price as one penny below the NBO (for buy orders) or one penny above the NBB (for sell orders). The ATS will disregard any positive Midpoint Offset instruction when the NBBO is one penny wide. The above adjustments operate on a dynamic basis. For instance, assume a buy order pegged to the midpoint is submitted with an Even Spread Offset instruction of +$0.01 and an Odd Spread Offset instruction of +$0.015. If, upon order receipt, the prevailing NBBO is $20.00 x $20.10, the order's effective limit price would be $20.06 (that is, $20.05, the midpoint of the NBBO, plus a $0.01 Even Spread Offset). If, prior to the order being executed or cancelled, the NBBO updates to $20.00 x $20.03, the order's effective limit price would then be $20.02. If the NBBO further narrows to $20.00 x $20.01, the order's effective limit price would then be $20.005

(that is, the ATS will disregard the order's Midpoint Offset instruction). If the NBBO subsequently widens to $20.00 x $20.05, the order's effective limit price would then be $20.04 (that is, $20.025 plus the $0.015 Odd Spread Offset).

As noted above, "PegBest orders" are orders that are pegged to the Combined NBBO with a +$0.01 offset. The "Combined NBBO" is the more aggressive (higher for buys, lower for sells) of (i) the prevailing NBB (for buy orders) or NBO (for sell orders) and (ii) the highest price (for buy orders) or lowest price (for sell orders) at which aggregate same-side interest, including better-price interest, equals or exceeds the PegBest order's Minimum Compete Size instruction (as defined below). For instance, where the prevailing NBBO is $20.00 x $20.09, and there is a resting non-PegBest buy order for 100-shares in the ATS with a limit price of $20.01, a buy PegBest order with a Minimum Compete Size instruction of 100-shares will have an effective limit price of $20.02 (Combined NBBO of $20.01 + $0.01 offset). Where the prevailing NBBO is $20.00 x $20.09, and the competing non-PegBest buy orders resting in the ATS are (i) an order for 50-shares with a limit price of $20.03, (ii) an order for 75-shares with a limit price of $20.02 and (iii) an order for 100-shares with a limit price of $20.01, a buy PegBest order with a Minimum Compete Size instruction of 100-shares will have an effective limit price of $20.03 (that is, the Combined NBBO would equal $20.02 as $20.02 is the highest price at which aggregate same-side interest, including better-price interest, equals or exceeds the PegBest order's Minimum Compete Size instruction, and the PegBest order's effective limit price would therefore equal $20.02 + $0.01 offset). The effective price of a PegBest order will never exceed the midpoint of the prevailing NBBO. For instance, where the prevailing NBBO is $20.00 x $20.09, and there is a resting 100-share non-PegBest buy order in the ATS with a limit price of $20.06, a buy PegBest order with a Minimum Compete Size instruction of 100 shares would be treated as pegged to the midpoint of the NBBO (effective limit price of $20.045).

PegBest orders must include a "Minimum Compete Size" instruction, expressed as a share quantity. The ATS appends a default Minimum Compete Size of 100 shares, although subscribers may select Minimum Compete Sizes that are smaller or larger than the default quantity (including a Minimum Compete Size of zero (0) shares). Minimum Compete Size instructions, which are used in determining the Combined NBBO for any given order, designate the minimum competing order size required before the PegBest order will attempt to better the price. As noted above, in determining whether an order's Minimum Compete Size instruction has been met the ATS will effectively walk down the order book (including, for clarity, both resting Brokerage Customer orders and resting Liquidity Provider orders), aggregating competing interest at each price level. Accordingly, where a PegBest buy order has a Minimum Compete Size instruction of 200-shares, the NBBO is $20.00 x $20.09 and the best-priced non-PegBest competing orders resting in the ATS are (i) a 100-share order with a limit price of $20.05, (ii) a 75-share order with a limit price of $20.04, (iii) a 100-share order with a limit price of $20.02 and (iv) a 100-share order with a limit price of $20.00, the PegBest order's Minimum Compete Size instruction would be satisfied at $20.02 (its Combined NBBO) and its effective limit price would be $20.03 (Combined NBBO + $0.01).

PegBest orders must also include a "Competing Tick Offset" instruction. By default, PegBest orders include a Competing Tick Offset instruction of +$0.02. Competing Tick Offset instructions are activated where there are competing PegBest orders in the ATS, and designate the amount by which a PegBest order's effective limit may exceed its Combined NBBO. A PegBest order will compete against another PegBest order even where the competing PegBest order doesn't satisfy its Minimum Compete Size instruction. Except as noted below, Competing Tick Offset instructions will not allow a PegBest order's effective limit price to exceed the midpoint of the prevailing NBBO. Subscribers may designate their orders as free to "compete" to the midpoint of the NBBO, regardless of the amount by which the midpoint of the prevailing NBBO exceeds the Combined NBBO (e.g., providing for "unconstrained" Competing Tick Offset instructions). Alternatively, subscribers may express Competing Tick Offset instructions as an offset from the midpoint of the prevailing NBBO, specified in the form of Midpoint Offsets as discussed above. Subscribers may otherwise express Competing Tick Offset instructions in penny increments, whereby the instruction identifies the amount by which the order's effective limit price may exceed its Combined NBBO when competing with another PegBest order. Competing Tick Offset instructions must be for +$0.01 or higher when expressed as an offset from the Combined NBBO. Competing Tick Offset instructions expressed as an offset from the midpoint of the prevailing NBBO may be expressed as negative or positive (or zero) Midpoint Offsets. For clarity, subscribers may not include both Midpoint Offset restrictions and Competing Tick Offset instructions expressed in penny increments on the same order. Notwithstanding any order's Competing Tick Offset instruction, the effective limit price of a PegBest order will never exceed the order's ultimate limit price. For PegBest orders with Competing Tick Offset instructions expressed in penny increments, the order's effective limit price will never exceed the midpoint of the prevailing NBBO. For PegBest orders with Competing Tick Offset instructions expressed as a Midpoint Offset, the order's effective limit price may exceed the midpoint of the prevailing NBBO (in the event of a positive Midpoint Offset), subject to the terms of such Midpoint Offset instruction and any ultimate limit price associated with the order.

Assume that the prevailing NBBO is $20.00 x $20.15, and the Combined NBBO for each of PegBest Orders A and B (defined below) is $20.01. Further assume a PegBest buy order ("PegBest Order A") has been submitted to the ATS with a Competing Tick Offset of $0.02 and there are no competing PegBest buy orders in the ATS. PegBest Order A will have an effective limit price of $20.02 (one tick above its Combined NBBO) and its Competing Tick Offset will not be activated. Assume a competing PegBest buy order is subsequently submitted ("PegBest Order B"), with a Competing Tick Offset instruction of $0.04. PegBest Order A's effective limit price would increase to $20.03 (Combined NBBO + $0.02), while PegBest Order B's effective limit price would be $20.04 (Combined NBBO + $0.03). For clarity, PegBest Order B's effective limit price would *not* be $20.05 (Combined NBBO + $0.04) as Competing Tick Offset instructions are only activated to the extent necessary to contend with a competing PegBest order.

Assume instead that the prevailing NBBO is \$20.00 x \$20.15, and the Combined NBBO for PegBest Order A is \$20.01 and the Combined NBBO for PegBest Order B is \$20.04. Assume that PegBest Order A again has a Competing Tick Offset of \$0.02 and that PegBest Order B again has a Competing Tick Offset instruction of \$0.04. PegBest Order A's effective limit price would still be \$20.03 (its Combined NBBO + \$0.02), while PegBest Order B's effective limit price would be \$20.05 (its Combined NBBO of \$20.04 plus a + \$0.01 offset; its Competing Tick Offset would effectively not be triggered).

Assume again that the prevailing NBBO is \$20.00 x \$20.15, the Combined NBBO for PegBest Order A is \$20.01 and the Combined NBBO for PegBest Order B is \$20.04. Assume that PegBest Order A now has a Competing Tick Offset expressed as Midpoint Offsets of \$-.0005 (Odd Spread Offset) and \$-.01 (Even Spread Offset), while PegBest Order B again has a Competing Tick Offset instruction of \$0.04. Here, PegBest Order A's effective limit price would be \$20.07 (midpoint of the NBBO (\$20.075) minus \$.0005 (Odd Spread Offset)), while PegBest Order B's effective limit price would be \$20.075 (that is, PegBest Order B would be treated as pegged to the midpoint of the NBBO as its Combined NBBO of \$20.04 plus a + \$0.04 offset would exceed the midpoint of the NBBO).

Directed orders submitted to the ATS by Brokerage Customers may include minimum quantity instructions. A minimum quantity instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contra-side orders (*i.e.*, the minimum quantity instruction must be satisfied by a single contra-side order). When an order that includes a minimum quantity instruction receives an execution it will continues to rest in the ATS until its leaves quantity falls below its minimum quantity instruction, at which points the ATS will cancel back the order. Liquidity Providers may not include minimum quantity instructions with their orders.

Directed orders submitted to the ATS by Brokerage Customers (including, for clarity, Execution Customers and, separately, Liquidity Providers in their capacities as Brokerage Customers) may include instructions specifying that such orders only interact with non-directed non-marketable orders routed to the ATS via the SOR (such directed orders, "**NMO Orders**"). Only Brokerage Customers may submit NMO Orders, and only when accessing the SOR via FIX connection or when accessing the ATS via direct FIX connection (bypassing the SOR).

NMO Orders may be submitted as Conditional Orders or firm orders and must be pegged to one of the following reference prices: (i) market (i.e., NBO for buy orders, NBB for sell orders) or (ii) midpoint of the NBBO, and may include available peg offset instructions (if pegged to market). NMO Orders may include minimum quantity instruction, but may not include a MidPoint Offset. NMO Orders may not be designated as PegBest orders. NMO Orders must include a time-in-force instruction of day or GTT and may not include an IOC instruction; provided, however, that any NMO Firm-Up Order (as defined below) will be deemed to have a TIF of IOC. NMO Orders are matched with eligible contraside orders according to the ATS' standard matching logic.

Only Brokerage Customers (including Execution Customers and, separately, Liquidity Providers in their capacities as Brokerage Customers) may (i) submit PegBest orders, (ii) utilize minimum quantity instructions, and (iii) submit NMO Orders. Only Execution Customers may submit Conditional Orders and Firm-Up Orders, and only when accessing the SOR via FIX connection or when accessing the ATS via direct FIX connection (bypassing the SOR). Only Brokerage Customers (including Execution Customers) accessing the SOR via FIX connection or accessing the ATS via direct FIX connection (bypassing the SOR) may submit NMO Orders. All other order instructions are available to both Liquidity Providers and Brokerage Customers. However, except for directed orders submitted to the ATS by Brokerage Customers, as a matter of policy IBKR does not rest non-marketable orders in the ATS, utilize peg instructions or utilize minimum quantity instructions.

Directed orders submitted to the ATS by a Brokerage Customer or Liquidity Provider will never be deemed to remove liquidity from the ATS. Where, upon receipt, a directed order submitted to the ATS by a Brokerage Customer or Liquidity Provider is marketable against directed orders resting on the ATS, the ATS will accept the order for further processing as a post-only order (i.e., the order will not be crossed against the existing contra-side interest). Where, however, a directed order submitted to the ATS by a Brokerage Customer is marketable against a resting non-directed order (i.e., a non-directed order waiting for a subscriber to submit a Firm-Up Order in response to an Invite), the orders, subject to their terms, may interact with one another. In such instances, the non-directed order will be deemed to remove liquidity from the ATS (notwithstanding that it was received by the ATS first).

Where a directed order (other than an NMO Order) submitted to the ATS by a Brokerage Customer or Liquidity Provider would be marketable relative to the NBBO (including, for clarity, any market pegged order and, where applicable, midpoint and primary pegged orders with positive dollar offset instructions), the ATS will treat the order as a market pegged order with a -$0.01 offset (that is, an effective limit price of $0.01 below the NBO for buy orders or $0.01 above the NBB for sell orders). Notwithstanding the foregoing, where an order contains Midpoint Offset instructions and the NBBO is one penny wide, the ATS will disregard the Midpoint Offset instructions and treat the order as pegged to the midpoint of the NBBO (with no offset). The ATS limits the effective limit price of NMO Orders that are marketable relative to the NBBO to the far touch (that is, the NBB for sell orders and the NBO for buy orders).

Conditional Orders & Firm-Up Orders

The ATS accepts Conditional Orders and Firm-Up Orders, including, for clarity, NMO Orders designated as Conditional Orders. Please see Part III Item 9 for additional information.

Time-in-Force

The ATS accepts orders with the following time-in-force (“TIF”) instructions: (i) “day”, (ii) immediate or cancel (“IOC”) and (iii) good-til-time (“GTT”).

Non-directed orders routed to the ATS by the IBKR SOR (i.e., where the subscriber has not directed the order to the ATS) are submitted as either IOC orders or as GTT orders and, in all instances, with an effective TIF of 1-second or less.

Directed orders submitted to the ATS, whether by a Liquidity Provider or other subscriber, may include a TIF instruction of day, IOC or GTT; provided, however, that (i) NMO Orders must be designated as day or GTT; (ii) Conditional Orders must be designated as day or GTT; and (iii) Firm-Up Orders have a mandatory TIF of IOC, irrespective of the TIF specified in the order. Orders submitted with TIF instructions of longer than day (*e.g.*, GTD or GTT with an expiration time of post after trading hours) are treated as day orders by the ATS and cancelled back at the end of the trading day.

Priority

See Part III Item 11.c for a discussion of priority.

Order Routing

The ATS does not route-out. All orders not executed in the ATS are cancelled back to the subscriber or the SOR, as applicable.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

Liquidity Providers may only add liquidity on the ATS. Additionally, any order directed to the ATS by a subscriber who is not a Liquidity Provider may only add liquidity on the ATS.

Only non-directed orders submitted to the ATS via IBKR's SOR may remove liquidity from the ATS.

Only Brokerage Customers (including Execution Customers and, separately, Liquidity Providers in their capacities as Brokerage Customers) may (i) submit PegBest orders, (ii) utilize minimum quantity instructions, and (iii) submit NMO Orders. Only Execution Customers accessing the SOR via FIX connection or accessing the ATS via direct FIX connection (bypassing the SOR) may submit Conditional Orders and Firm-Up Orders. Only Brokerage Customers (including Execution Customers) accessing the SOR via FIX connection or accessing the ATS via direct FIX connection (bypassing the SOR) may submit NMO Orders. All other order instructions are available to both Liquidity Providers and Brokerage Customers. However, except for directed orders submitted to the ATS by Brokerage Customers, as a matter of policy IBKR does not rest non-marketable orders in the ATS, utilize peg instructions or utilize minimum quantity instructions.